SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Regency Energy Partners LP

(Name of Issuer)
Common Units

(Title of Class of Securities)
75885Y 10 7

(CUSIP Number)
Regency LP Acquirer, L.P.
c/o GE Energy Financial Services
General Electric Capital Corporation
General Electric Company
800 Long Ridge Road
Stamford, Connecticut 06927
Telephone: (203) 961-5963
Attn: General Counsel
Attn: Portfolio Manager

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)
February 26, 2009

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No.	75885Y 10 7	13D/A	Page	2	of	9 Pages

1	Name of Reporting Person Regency LP Acquirer, L.P.

2	Check the appropriate box if a member of a group
	(a) ☑
	(b) ☐

3	SEC use only

4	Source of Funds

	WC, OO (contribution from owners)

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	DELAWARE

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		24,679,577

EACH	9	Sole Dispositive Power
REPORTING
PERSON		0

WITH	10	Shared Dispositive Power

		24,679,577

11	Aggregate Amount Beneficially Owned by each Reporting Person

	24,679,577

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☐

13	Percent of Class Represented by Amount in Row (11)

	30.39%

14	Type of Reporting Person

	PN (Limited Partnership)

CUSIP No.	75885Y 10 7	13D/A	Page	3	of	9 Pages

1	Name of Reporting Person General Electric Capital Corporation

2	Check the appropriate box if a member of a group
	(a) ☑
	(b) ☐

3	SEC use only

4	Source of Funds

	WC

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	DELAWARE

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		24,679,577

EACH	9	Sole Dispositive Power
REPORTING
PERSON		0

WITH	10	Shared Dispositive Power

		24,679,577

11	Aggregate Amount Beneficially Owned by each Reporting Person

	24,679,577

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☐

13	Percent of Class Represented by Amount in Row (11)

	30.39%

14	Type of Reporting Person

	CO

CUSIP No.	75885Y 10 7	13D/A	Page	4	of	9 Pages

1	Name of Reporting Person General Electric Company

2	Check the appropriate box if a member of a group
	(a) ☑
	(b) ☐

3	SEC use only

4	Source of Funds

	WC

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	NEW YORK

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		24,679,577

EACH	9	Sole Dispositive Power
REPORTING
PERSON		0

WITH	10	Shared Dispositive Power

		24,679,577

11	Aggregate Amount Beneficially Owned by each Reporting Person

	24,679,577

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☐

13	Percent of Class Represented by Amount in Row (11)

	30.39%

14	Type of Reporting Person

	CO

     This Amendment No. 4 to Schedule 13D (this “Amendment”) amends the Schedule 13D initially filed on June 28, 2007 (the “Initial Schedule 13D”), the Amendment No. 1 to Schedule 13D filed on December 14, 2007, the Amendment No. 2 to Schedule 13D filed on January 10, 2008 and the Amendment No. 3 to Schedule 13D filed on April 21, 2008 (collectively, the “Schedule 13D”). The Schedule 13D and prior amendments were filed by various subsidiaries of General Electric Company, a New York corporation (“GE”). This Amendment eliminates several such immaterial subsidiaries as Reporting Persons, adds as Reporting Persons GE and General Electric Capital Corporation, a Delaware corporation (“GECC”) and discloses GE and GECC as the beneficial owners of the subject Common Units. The relationship among the Reporting Persons is as follows: GE is the indirect owner of GECC, which in turn is the indirect owner of Regency LP Acquirer, L.P. (“LP Holdings”). LP Holdings is the record owner of the subject Common Units.
     GE, GECC and LP Holdings are filing this Amendment to: (i) disclose the participation of GE and GECC and affiliates in the joint venture described in Item 6 below; (ii) disclose the unsecured credit agreement between GECC and the Issuer, as described in Item 6 below and (iii) add GE and GECC as Reporting Persons and eliminate EFS Regency GP Holdco II, LLC, Aircraft Services Corporation and ASC Hugoton LLC as Reporting Persons;.
     Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used and not otherwise defined have the meaning given to them in the Schedule 13D.
Item 1. Security and Issuer.
     Item 1 is hereby amended and restated as follows:
     This statement on Schedule 13D relates to the common units (the “Common Units”) of Regency Energy Partners LP, a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201. The total number of Common Units reported as beneficially owned in this Amendment is 24,679,577, which constitutes approximately 30.39% of the total number of Common Units outstanding. The beneficial ownership reported in this Schedule 13D assumes that at the date hereof there are 81,197,103 Common Units outstanding and that assumption is based upon the Issuer’s disclosure in its most recent Annual Report on Form 10-K as to the number of Common Units outstanding as of February 18, 2009. The Common Units represent limited partner interests in the Issuer.
Item 2. Identity and Background.
     Item 2 is hereby amended and restated as follows:

(a)	This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange

(Page 5 of 9 Pages)

Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): GE; GECC; and LP Holdings.
     The persons listed above are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Amendment as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.
     Information required by this Item 2 concerning the executive officers, directors and managers of the Reporting Persons is set forth on Schedule A, attached to the Schedule 13D, which amends and restates the Schedule A filed on the Initial Schedule 13D, is incorporated herein by reference. LP Holdings has no executive officers or directors, but persons performing similar functions are the executive officers and director of Aircraft Services Corporation, the managing member of its general partner.
(b)	(i)	The address of the principal business office of LP Holdings is as follows:
800 Long Ridge Road Stamford, Connecticut 06927

(ii)	The address of the principal business office of GE and GECC is 3135 Easton Turnpike, Fairfield, Connecticut 06431.

(c)	(i)	LP Holdings was formed to acquire Subordinated Units of the Issuer (which have subsequently converted into Common Units as described in Item 3), and Common Units, and LP Holdings is the sole record owner of 24,679,577 of the Common Units reported as beneficially owned in this Schedule 13D.

(ii)	GECC, together with its subsidiaries, operates primarily in the financial services industry.

(iii)	GE is one of the largest and most diversified technology, media, and financial services corporations in the world. With products and services

(Page 6 of 9 Pages)

ranging from aircraft engines, power generation, water processing, and security technology to medical imaging, business and consumer financing, media content and industrial products, GE serves customers in more than 100 countries and employ more than 300,000 people worldwide.
     (d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers, managers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby amended to add the following:
     On February 17, 2009 the 17,705,796 Subordinated Units held by LP Holdings converted into an equal number of Common Units. No consideration was payable upon conversion.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended and restated as follows:
     The Reporting Persons acquired the Common Units for investment purposes. The following describes plans or proposals, including those in connection with the transaction, that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
(a)	Subject to the terms and conditions of the Issuer Partnership Agreement, LP Holdings has the right to cause the Issuer to register for resale under the Securities Act of 1933, as amended and applicable state securities laws, any limited partner interest that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission. LP Holdings may sell Common Units from time to time in the future. The timing and amount of resales by the Reporting Persons of Common Units will be subject to market conditions, compliance with applicable legal requirements and such other factors as the Reporting Persons may deem relevant.

(b)	None, other than as disclosed in Item 6.

(c)	None, other than as disclosed in Item 6.

(Page 7 of 9 Pages)

(d)	None.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)	Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Amendment, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts), to retain such securities or purchase additional securities of the Issuer or engage in other transactions concerning the Issuer, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, the business needs of the Reporting Person and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated as follows:

(a)-(b)	(i)	LP Holdings is the sole record owner of, and has the sole power to vote and dispose of 24,679,577 Common Units. These units represent 30.39% of the outstanding Common Units.

(Page 8 of 9 Pages)

(ii)	Neither GECC nor GE directly own any Common Units. By virtue of their indirect ownership interests in LP Holdings, GECC and GE may each be deemed to possess sole voting and dispositive powers with respect to the 24,679,577 Common Units held by LP Holdings.

(iii)	To the best of the knowledge of the Reporting Persons, none of the persons named in Item 2 owns any of the securities identified in Item 1.
(c)	Other than as described in Item 3, none.

(d)	Not applicable

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 is hereby amended and restated as follows:
     On February 26, 2009, GECC, Regency Haynesville Intrastate Gas LLC (a subsidiary of the Issuer), Alinda Gas Pipeline I, L.P. and Alinda Gas Pipeline II, L.P. entered into a Contribution Agreement to create a joint venture. GECC, as administrative agent, also entered into a $45 million unsecured revolving credit agreement with the Issuer. The description of the Contribution Agreement, revolving credit agreement and related transactions is contained in the Issuer’s current report on Form 8-K filed February 27, 2009 and is incorporated by reference herein. These transactions did not relate to the 24,679,577 Common Units beneficially owned by the Reporting Persons.

Item 7.	Material to be filed as Exhibits.
     Exhibit A — Joint Filing Agreement.*
     Exhibit B — Contribution Agreement.*

*	Filed Herewith

(Page 9 of 9 Pages)

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.
Date: March 10, 2009

Regency LP Acquirer, L.P.

By:	EFS Regency GP Holdco II, LLC
Its: General Partner

By:	Aircraft Services Corporation
its Managing Member

	By:	/s/ Tyson Yates Name: Tyson Yates
Title: Vice President

General Electric Capital Corporation

	By:	/s/ Mark Mellana Name: Mark Mellana
Title: Authorized Signatory

General Electric Company

	By:	/s/ J. Alex Urquhart Name: J. Alex Urquhart
Title: Vice President, General Electric Company

S-1

SCHEDULE A
     The following individuals serve as the directors and officers of General Electric Capital Corporation. Such individuals expressly disclaim beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States.

Name	Business Address	Principal Occupation
Directors:

Jeffrey S. Bornstein	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851	Chief Financial Officer — GE Commercial Finance

William H. Cary	GE Money 901 Main Avenue Norwalk, CT 06851	President and CEO — GE Money

Kathryn A. Cassidy	General Electric Capital Corporation 201 High Ridge Road Stamford, CT 06927	Senior Vice President, Corporate Treasury and Global Funding Operation — General Electric Capital Corporation

James A. Colica	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Senior Vice President, Global Risk Management — General Electric Capital Corporation

Pamela Daley	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President — Corporate Business Development — General Electric Company

Bracket B. Denniston III	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and General Counsel — General Electric Company

Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman and Chief Executive Officer, General Electric Company

James W. Ireland	GE Asset Management 3003 Summer Street Stamford, CT 06904	President and CEO — GE Asset Management

John Krenicki, Jr.	GE — Infrastructure — Energy 4200 Wildwood Parkway Atlanta, GA 30339	Vice Chairman, President and CEO — GE — Infrastructure — Energy

Michael A. Neal	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851	President and Chief Executive Officer — GE Commercial Finance

Ronald R. Pressman	GE Real Estate 901 Main Avenue Norwalk, CT 06851	President and Chief Executive Officer — GE Real Estate

John G. Rice	GE — Infrastructure 4200 Wildwood Parkway Atlanta, GA 30339	President and Chief Executive Officer — GE Infrastructure

John M. Samuels	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President and Senior Tax Counsel — General Electric Company

Keith S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman and Chief Financial Officer, General Electric Company

Sch-A-1

Name	Business Address	Principal Occupation
Officers:

Michael A. Neal	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851	Chairman of the Board, President and Chief Executive Officer — GE Commercial Finance

William H. Cary	GE Money 901 Main Avenue Norwalk, CT 06851	President and CEO — GE Money

Ronald R. Pressman	GE Real Estate 901 Main Avenue Norwalk, CT 06851	Executive Vice President — GE Real Estate

Jeffrey S. Bornstein	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851	Chief Financial Officer — GE Commercial Finance

Kathryn A. Cassidy	General Electric Capital Corporation 201 High Ridge Road Stamford, CT 06927	Senior Vice President, Corporate Treasury and Global Funding Operation — General Electric Capital Corporation

James A. Colica	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Senior Vice President, Global Risk Management — General Electric Capital Corporation

Richard D’Avino	General Electric Capital Corporation 120 Long Ridge Road Stamford, CT 06927	Senior Vice President, Taxes — General Electric Capital Corporation

Jamie Miller	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and Controller — General Electric Company

Craig T. Beazer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President, General Counsel and Secretary — General Electric Capital Corporation

Sch-A-2

     The following individuals serve as the directors and officers of General Electric Company. Such individuals expressly disclaim beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States, except for Sir William M. Castell, who is a citizen of the United Kingdom, Claudio X. Gonzalez, who is a citizen of Mexico and Andrea Jung, who is a citizen of Canada.

Name	Business Address	Principal Occupation
Directors:

James I. Cash, Jr.	Graylock Partners 880 Winter Street, Suite 300 Waltham, MA 02451	Former Professor of Business Administration — Graduate School of Business Administration, Harvard University

Sir William M. Castell	The Wellcome Trust 215 Euston Road London NW1 2BE United Kingdom	Chairman, The Wellcome Trust

Ann M. Fudge	Young & Rubicam Brands 285 Madison Avenue New York, NY 10017	Former Chairman of the Board and Chief Executive Officer, Young & Rubicam Brands

Claudio X. Gonzalez	Kimberly-Clark de Mexico, S.A. de C.V. Jose Luis Lagrange 103, Tercero Piso Colonia Los Morales Mexico, D.F. 11510, Mexico	Chairman of the Board and Chief Executive Officer, Kimberly-Clark de Mexico, S.A. de C.V.

Susan Hockfield	Massachusetts Institute of Technology 77 Massachusetts Avenue Building 3-208 Cambridge, MA 02139	President, Massachusetts Institute of Technology

Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer, General Electric Company

Andrea Jung	Avon Products, Inc. 1345 Avenue of the Americas New York, NY 10105	Chairman of the Board and Chief Executive Officer, Avon Products, Inc.

Alan G. Lafley	The Procter & Gamble Company 1 Procter & Gamble Plaza Cincinnati, OH 45202-3315	Chairman of the Board, President and Chief Executive, The Procter & Gamble Company

Robert W. Lane	Deere & Company One John Deere Place Moline, IL 61265	Chairman of the Board and Chief Executive Officer, Deere & Company

Ralph S. Larsen	Johnson & Johnson 100 Albany Street Suite 200 New Brunswick, NJ 08901	Former Chairman of the Board and Chief Executive Officer, Johnson & Johnson

Sch-A-3

Name	Business Address	Principal Occupation
Rochelle B. Lazarus	Ogilvy & Mather Worldwide 309 West 49th Street New York, NY 10019-7316	Chairman of the Board and former Chief Executive Officer, Ogilvy & Mather Worldwide

J. J. Mulva	ConocoPhillips 600 North Dairy Ashford Road Houston, TX 77079	Chairman and Chief Executive Officer, ConocoPhillips

Sam Nunn	Sam Nunn School of International Affairs Georgia Institute of Technology 781 Marietta Street, NW Atlanta, GA 30318	Co-Chairman and Chief Executive Officer, Nuclear Threat Initiative

Roger S. Penske	Penske Corporation 2555 Telegraph Road Bloomfield Hills, MI 48302-0954	Chairman of the Board and President, Penske Corporation

Robert J. Swieringa	S.C. Johnson Graduate School Cornell University 207 Sage Hall Itaca, NY 14853-6201	Anne and Elmer Lindseth Dean and Professor of Accounting, S.C. Johnson Graduate School of Management, Cornell University

Douglas A. Warner III	J.P. Morgan Chase & Co., The Chase Manhattan Bank and Morgan Guaranty Trust Co. of New York 270 Park Avenue New York, NY 10154	Former Chairman of the Board, J.P. Morgan Chase & Co., The Chase Manhattan Bank and Morgan Guaranty Trust Co. of New York

Officers:

Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer, General Electric Company

Kathryn A. Cassidy	General Electric Capital Corporation 201 High Ridge Road Stamford, CT 06927	Senior Vice President, Corporate Treasury and Global Funding Operation — General Electric Capital Corporation

Pamela Daley	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President — Corporate Business Development — General Electric Company

Bracket B. Denniston III	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and General Counsel — General Electric Company

J. Krenicki, Jr.	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman of General Electric Company; President & CEO, GE Energy Infrastructure

John F. Lynch	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President — Human Resources

J. S. Miller	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President, Controller & Chief Accounting Officer

Sch-A-4

Name	Business Address	Principal Occupation
Michael A. Neal	General Electric Corporation 260 Long Ridge Road Stamford, CT 06927	Vice Chairman, General Electric Company; President and Chief Executive Officer, GE Capital Services

John G. Rice	General Electric Company 4200 Wildwood Parkway Atlanta, GA 30339	Vice Chairman, General Electric Company; President and Chief Executive Officer, GE Infrastructure

Keith S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman and Chief Financial Officer, General Electric Company
     The following individuals serve as the directors and officers of Aircraft Services Corporation. Such individuals expressly disclaim beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States, except for Bjorn Bergabo, who is a citizen of Sweden.

Name	Business Address	Principal Occupation
Director:

Bober, John	800 Long Ridge Road Stamford, Connecticut 06927

Officers:

J. Alex Urquhart, Jr.	800 Long Ridge Road Stamford, Connecticut 06927	President, GE Energy Financial Services

Bjorn Bergabo	800 Long Ridge Road Stamford, Connecticut 06927	Chief Financial Officer, GE Energy Financial Services

Sch-A-5